UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                                                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐                                                    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the transition period from                  to

Commission file number  001-12929

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

CommScope, Inc. of North Carolina Employees Retirement Savings Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-4135495
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 CommScope Place SE

P.O. Box 339

Hickory, North Carolina

(Address of principal executive offices)

28602

(Zip Code)

(828) 324-2200

(Registrant’s telephone number, including area code)

CommScope, Inc. of North

Carolina Employees

Retirement Savings Plan

Financial Statements
Years Ended December 31, 2003 and 2002,
Supplemental Schedules for the Year Ended
December 31, 2003, and Report of Independent
Registered Public Accounting Firm

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003

Form 5500, Schedule H, Line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2003

NOTE:            All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants in and Plan Administrator
of CommScope, Inc. of North Carolina
Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 18, 2004

Charlotte, North Carolina

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments:
Participant-directed investments	$103,408,332	$88,597,973
Nonparticipant-directed investments	24,029,880	11,241,070

Total investments	127,438,212	99,839,043
Receivables:
Employer contributions	58,024
Participant contributions	174,526

Total receivables	232,550	—

Total assets	127,670,762	99,839,043

LIABILITIES—Excess contributions payable	4,980	26,872

NET ASSETS AVAILABLE FOR BENEFITS	$127,665,782	$99,812,171

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income:
Interest and dividend income	$2,451,470	$2,796,549
Net appreciation in fair value of investments	23,707,936

Total investment income	26,159,406	2,796,549

Contributions:
Employer’s	5,350,843	5,808,566
Participants’	4,971,933	5,347,277
Participants’ rollovers	94,355	345,026

Total contributions	10,417,131	11,500,869

Total additions	36,576,537	14,297,418

DEDUCTIONS:
Net depreciation in fair value of investments		27,207,681
Benefits paid to participants	8,722,926	9,873,839

Total deductions	8,722,926	37,081,520

NET INCREASE (DECREASE)	27,853,611	(22,784,102)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	99,812,171	122,596,273

End of year	$127,665,782	$99,812,171

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. of North Carolina and subsidiaries (the “Company”). Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service. Eligibility for participation in the employer discretionary profit-sharing portion of the Plan occurs on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period. The administrative committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The investment committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended effective January 1, 1995 to allow a participant to elect a cash-option distribution for a portion of the employer discretionary profit-sharing portion of the Plan. Under this amendment, a participant could elect to receive up to 30% of the employer discretionary profit-sharing contribution in cash. If this election was not made, the cash-option deferral was allocated to the participant’s account based on the participant’s investment elections.

Effective January 1, 2002, the Plan was amended to eliminate the cash-option distribution and cash-option deferral elements of the discretionary profit-sharing contribution. The Board of Directors of the Company now designates the portion of the discretionary profit-sharing contribution that is paid out in cash, if any, and the portion that is deferred to the participant’s account. During 2003, the discretionary profit-sharing contribution was $3,828,517. During 2002, the discretionary profit-sharing contribution was $4,417,843.

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants who attain age 50 by the end of the plan year may contribute an additional catch-up contribution to the Plan.

For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of base compensation that a participant contributes to the Plan through salary-reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and nondiscriminatory manner. As discussed above, for each plan year, the Company may make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of the Company. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of the Company’s discretionary profit-sharing contributions, if any, as well as related plan earnings. Participant’s accounts are also charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions in increments of 10% into various investment options offered by the Plan. Company-matching contributions are nonparticipant-directed in that they are automatically invested in the CommScope Stock Fund. The Company’s discretionary profit-sharing contributions are allocated to any of the fourteen investment options, as directed by the participants. The Plan currently offers twelve mutual funds, a common trust fund, and a Company stock fund as investment options for participants.

Vesting—Participants are immediately vested in their salary-reduction contributions, Company-matching contributions, cash-option deferrals, and related earnings. Participants become vested in the Company’s discretionary profit-sharing contributions and related earnings according to the following schedule:

Less than 2 years	0%
2 years	25
3 years	50
4 years	75
5 years	100

Participants also fully vest in the event of involuntary termination related to a permanent layoff, reaching age 65, permanent disability, death, or termination of the Plan. If a participant terminates employment before he or she has a fully vested interest in his or her account for reasons other than those listed above, the amount of the Company’s discretionary profit-sharing contribution which is not fully vested is forfeited by the participant and is used to reduce future Company-matching and discretionary profit-sharing contributions.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at Prime rate plus 1%. The participant is required to repay the loan in equal installments to be made not less frequently than quarterly and can elect a 1-to 5-year repayment plan or up to 15 years for the purchase of a primary residence.

Payment of Benefits—Withdrawals from a participant’s account are permitted upon reaching age 59½, termination, retirement, death, disability, or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash or in cash plus that number of whole shares allocated to the participant’s account in the CommScope Stock Fund. In addition, active vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan up to age 70½ or, with respect to non-5% owners, if later, retirement.  Distributions made pursuant to the minimum required distribution rules of section 401(a)(9) of the Internal Revenue Code may be made in installments and the Plan allows these participants the election to have life expectancies recalculated.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in the common trust fund (“fund”) are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the organization sponsoring such common trust fund by dividing the fund’s net assets at fair value by the units outstanding at each valuation date. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the funds plus the value of money-market reserves). The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction (increase) in net appreciation (depreciation) in fair value of investments for such investments.

Administrative Expenses—All administrative expenses of the Plan are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

3.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003		2002

Vanguard Wellington Fund Investor Shares, 924,715 and 895,212 shares, respectively	$26,641,025		$21,986,411
Vanguard 500 Index Fund Investor Shares, 257,956 and 238,179 shares, respectively	26,484,319		19,328,206
Vanguard Federal Money Market Fund, 16,139,682 and 17,680,604 shares, respectively	16,139,682		17,680,604
Vanguard Retirement Savings Trust, 8,983,687 and 8,313,853 units, respectively	8,983,687		8,313,853
Vanguard GNMA Fund Investor Shares, 655,125 and 685,027 shares, respectively	6,878,809		7,364,043
CommScope Stock Fund, 1,471,517 and 1,422,920 shares, respectively	24,029,880	*	11,241,070	*
Loans to participants	6,801,058		6,934,532

*Nonparticipant-directed.

During 2003, the Plan’s mutual fund investments and the CommScope Stock Fund (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $23,707,936 and $(27,207,681), respectively, as follows:

	2003	2002

Vanguard mutual funds:
Wellington Fund	$3,905,591	$(2,573,756)
500 Index Fund	5,434,416	(6,185,904)
Extended Market Index Fund	183,763	(56,607)
GNMA Fund	(180,762)	217,252
International Growth Fund	424,058	(262,962)
STAR Fund	333,257	(223,364)
U.S. Growth Fund	1,114,896	(2,174,032)
Explorer Fund	20,705
Growth Fund Investor Shares	9,906
Total Bond Market Index Fund	798
Windsor II Fund Investor Shares	4,814
CommScope Stock Fund	12,456,494	(15,948,308)

Net appreciation (depreciation) in fair value of investments	$23,707,936	$(27,207,681)

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2003 and 2002 and for the years then ended:

	2003	2002

Net assets—CommScope Stock Fund	$24,029,880	$11,241,070

Change in net assets:
Investment income (loss)	$12,460,096	$(15,934,844)
Employer’s contributions	2,000,603	2,622,238
Participants’ contributions	563,371	747,718
Participants’ rollovers	2,622	93,749
Benefits paid to participants	(1,272,737)	(1,170,031)
Transfers (to) from participant-directed investments	(965,145)	623,014

Net change	12,788,810	(13,018,156)
CommScope Stock Fund:
Beginning of year	11,241,070	24,259,226

End of year	$24,029,880	$11,241,070

5.                      RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held common stock of CommScope, Inc., with a cost basis of $27,719,199 and $28,808,179, respectively. During the years ended December 31, 2003 and 2002, the Plan recognized no dividend income related to CommScope, Inc. common stock.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 29, 2003 that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Vanguard	Vanguard Wellington Fund Investor Shares	**	$26,641,025

*	Vanguard	Vanguard 500 Index Fund Investor Shares	**	26,484,319

*	Vanguard	Vanguard Federal Money Market Fund	**	16,139,682

*	Vanguard	Vanguard STAR Fund	**	2,140,857

*	Vanguard	Vanguard U.S. Growth Fund	**	5,498,910

*	Vanguard	Vanguard International Growth Fund	**	1,792,922

*	Vanguard	Vanguard Extended Market Index Fund Investor Shares	**	1,022,795

*	Vanguard	Vanguard Explorer Fund	**	495,139

*	Vanguard	Vanguard Morgan Growth Fund Investor Shares	**	220,443

*	Vanguard	Vanguard Total Bond Market Index Fund	**	209,699

*	Vanguard	Vanguard Windsor II Fund Investor Shares	**	98,987

*	Vanguard	Vanguard Retirement Savings Trust	**	8,983,687

*	Vanguard	Vanguard GNMA Fund Investor Shares	**	6,878,809

*	CommScope, Inc.	CommScope Stock Fund	$27,719,199	24,029,880

*	Various participants	Participant loans (maturing 2004 to 2019 at interest rates ranging from 5% to 10.5%)	**	6,801,058

	TOTAL			$127,438,212

*  Permitted party-in-interest.

**  Cost information is not required for participant-directed investments and, therefore, is not included.

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

					Current
					Value of
					Asset on
Identity of		Purchase	Selling	Cost of	Transaction
Party Involved	Description of Asset	Price	Price	Asset	Date	Net Loss

Series of Transactions

CommScope, Inc.	CommScope Stock Fund	$4,630,346		$4,630,346	$4,630,346
CommScope, Inc.	CommScope Stock Fund		$4,298,030	5,719,139	4,298,030	$(1,421,109)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. of North Carolina Employees Retirement Savings Plan

June 23, 2004

/s/ Barry D. Graham

Date	Barry D. Graham
Member, Administrative Committee

Index of Exhibits

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP.